                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*

                                (AMENDMENT NO. 4)




                                  Excite, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   300904 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)

     Catherine L. Valentine, Esq.                  Randall Zeller                     Timothy G. Hoxie, Esq.
             Intuit Inc.                    Lacerte Software Corporation          Heller Ehrman White & McAuliffe
            P.O. Box 7850                          13155 Noel Road                        333 Bush Street
          2550 Garcia Avenue                         Suite 2200                    San Francisco, CA 94104-2878
     Mountain View, CA 94039-7850               Dallas, TX 75240-5088                     (415) 772-6000
            (650) 944-6656                         (927) 770-8600

--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                              May 28/June 29, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule; including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                 SCHEDULE 13D/A


CUSIP NO.    300904 10 9
          -------------------

          NAME OF REPORTING PERSON
    1     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          INTUIT INC.; 77-0034661
--------------------------------------------------------------------------------
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)
    2                                                                   (b)  x

--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS     NOT APPLICABLE
--------------------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION   DELAWARE (USA)
--------------------------------------------------------------------------------
                               7    SOLE VOTING POWER
          NUMBER
            OF                      NONE
          SHARES            ----------------------------------------------------
       BENEFICIALLY            8    SHARED VOTING POWER
           OWNED                    NONE
            BY              ----------------------------------------------------
           EACH                9    SOLE DISPOSITIVE POWER
         REPORTING                  NONE
          PERSON
           WITH             ----------------------------------------------------
                              10    SHARED DISPOSITIVE POWER
                                    NONE
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          NONE
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
          CO

--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A


CUSIP NO.    300904 10 9
          -------------------

--------------------------------------------------------------------------------
          NAME OF REPORTING PERSON
    1     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          LACERTE SOFTWARE COMPANY; 33-0807300
--------------------------------------------------------------------------------
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)
    2                                                                   (b)  x

--------------------------------------------------------------------------------
    3     SEC USE ONLY
--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS     NOT APPLICABLE
--------------------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION   DELAWARE (USA)
--------------------------------------------------------------------------------
                               7    SOLE VOTING POWER
          NUMBER                    NONE
            OF
          SHARES            ----------------------------------------------------
       BENEFICIALLY            8    SHARED VOTING POWER
           OWNED                    NONE
            BY              ----------------------------------------------------
           EACH                9    SOLE DISPOSITIVE POWER
         REPORTING                  NONE
          PERSON            ----------------------------------------------------
           WITH               10    SHARED DISPOSITIVE POWER
                                    NONE
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          NONE
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
          CO

--------------------------------------------------------------------------------

     Intuit Inc. and Lacerte Software Company hereby amend their Schedule 13D relating to the Common Stock, no par value, of Excite, Inc. as set forth below.

ITEM 4. PURPOSE OF TRANSACTION

     On May 28th, 1999, Excite was acquired by At Home Corporation ("At Home") through a merger (the "Merger") with Countdown Acquisition Corp. ("Merger Sub"), a Delaware corporation and a wholly owned subsidiary of At Home. Pursuant to the Agreement and Plan of Reorganization, dated January 19, 1999 (the "Merger Agreement"), among Excite, At Home and Merger Sub, each holder of Excite Common Stock received 1.041902 shares of At Home Common Stock for each outstanding whole share of Excite Common Stock. The Merger resulted in Excite becoming a wholly owned subsidiary of At Home. Consequently, Excite is no longer subject to the reporting requirements of the Securities and Exchange Act of 1934, as amended and neither Reporting Person beneficially owns any shares of Excite Common Stock.

     On June 29, 1999, the Reporting Persons closed the transactions contemplated by the Purchase Agreement between Lacerte Software Company and Credit Suisse Financial Products dated May 5, 1999 previously disclosed by them on Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a)  through (d) are not applicable.


     (e) As a result of the Merger, the Reporting Persons ceased to be beneficial owners of any shares of Excite Common Stock on May 28th, 1999. Therefore, this Amendment No. 4 is a final filing.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 30, 1999


INTUIT INC.


By:           /s/ GREG J. SANTORA
      ---------------------------------------
      Name:   Greg J. Santora
      Title:  Senior Vice President and Chief Financial Officer



LACERTE SOFTWARE  CORPORATION


By:           /s/ RANDALL ZELLER
      ---------------------------------------
      Name:  Randall Zeller
      Title: President